                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                      Integrated Healthcare Holdings, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
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                         (Title of Class of Securities)

                                   45821T 10 8
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                                 (CUSIP Number)

     Kali P. Chaudhuri, 6800 Indiana Avenue, Suite 130, Riverside, CA 92506,
                                 (951) 782-8812
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  March 8, 2005
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 45821T 10 8             SCHEDULE 13D                       Page 2 of 7

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     KALI P. CHAUDHURI
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     PF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     UNITED STATES
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               7.   Sole Voting Power
  NUMBER OF         0(1)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           0(1)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     0(1)
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     0%(1)
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14.  Type of Reporting Person (See Instructions)
     IN
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(1)  The information in Item 4 is incorporated herein by reference. As set forth in Item 4, all securities of the Issuer previously beneficially owned by the Reporting Person have been revoked and rescinded. The Reporting Person does not currently beneficially own any securities of the Issuer.

CUSIP No. 45821T 10 8             SCHEDULE 13D                       Page 3 of 7

         Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), the Reporting Person hereby files this Amendment No. 2 to Schedule 13D ("Amendment") with the Securities and Exchange Commission ("Commission"). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on October 8, 2004 and previously amended by Amendment No. 1 to Schedule 13D filed with the Commission on December 1, 2004 ("Amended Schedule 13D"), relating to the common stock of the Issuer.

         All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Amended Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of
Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended to reflect the information contained in Item 4 below regarding the source and amount of funds involved in the acquisitions described in this Amendment.

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Amended Schedule 13D is supplemented to reflect the occurrence of the following:

         (1) As discussed in the earlier Schedule 13D filings of the Reporting Person, the Reporting Person was issued a secured convertible promissory note in the original face amount of $500,000, dated September 28, 2004, made by Issuer in favor of Reporting Person ("September 2004 Note") pursuant to the terms of a Secured Convertible Note Purchase Agreement dated as of September 28, 2004 between the Issuer and the Reporting Person ("Original Note Purchase Agreement"). Reporting Person was also issued a five-year common stock purchase option issued by the Issuer to the Reporting Person as of November 16, 2004 ("November 2004 Option") pursuant to the terms of a First Amendment to Secured Convertible Note Purchase Agreement dated as of November 16, 2004 between the Issuer and the Reporting Person ("First Note Purchase Agreement Amendment," and together with the Original Note Purchase Agreement, the "Amended Note Purchase Agreement"). The Reporting Person acquired the September 2004 Note and the November 2004 Option for the purpose of assisting the Issuer in the completion of the purchase of hospitals from subsidiaries of Tenet Healthcare Corporation ("Tenet").

         (2) On January 27, 2005, Reporting Person, Issuer and other related parties entered into a Rescission, Restructuring and Assignment Agreement ("Rescission Agreement"). On January 31, 2005, Reporting Person, Issuer and other related parties entered into a Payment Agreement, which amended the Rescission Agreement ("Payment Agreement," and together with Rescission Agreement, the "Amended Rescission Agreement"). Pursuant to the terms of the Amended Rescission Agreement, effective March 8, 2005, the September 2004 Note and the November 2004 Option were rescinded and canceled. Further pursuant to the Amended Rescission Agreement, the Issuer issued to Reporting Person a stock purchase warrant reflecting the right to purchase up to 60,000,000 shares of the Issuer's common stock, but not to exceed 20% of the Issuer's Fully-Diluted (as defined below) capital stock ("January Warrant"). The January Warrant becomes exercisable on January 31, 2007, and expires on July 31, 2008. The January Warrant exercise price for the first 34,538,153 shares purchased is $0.003125 per share. The January Warrant exercise price for the remainder of the shares is $0.078 per share if exercised between January 31, 2007, and July 30, 2007, $0.11 per share if exercised between July 31, 2007 and January 30, 2008, and $0.15 per share thereafter. William E. Thomas ("Thomas") was also issued a stock purchase warrant pursuant to the Rescission Agreement reflecting the right to purchase up to 14,700,000 shares of the Issuer's common stock, but not to exceed 4.9% of the Issuer's Fully-Diluted capital stock, on the same terms as the January Warrant. While certain rights with respect to the Amended Rescission Agreement, as further set forth in Item 6, are shared by Reporting Person and Thomas, Reporting Person affirmatively disclaims that Reporting Person and Thomas are acting as a group with respect to such rights.

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CUSIP No. 45821T 10 8             SCHEDULE 13D                       Page 4 of 7

         (3) For purposes of this Amendment, the them "Fully-Diluted" includes all shares of common stock of the Issuer issued and outstanding at the date in question plus all shares of common stock of the Issuer issuable (whether or not vested) at that date upon full exercise of all options, warrants or other rights to acquire common stock of the Issuer and full conversion of all securities convertible into common stock of the Issuer, but excluding from that amount up to 10,000,000 shares (or rights to acquire shares) of common stock per year to employees, consultants, officers or directors of the Issuer pursuant to stock option or restricted stock plans or agreements approved by the Issuer's Board of Directors.

         (4) Reporting Person has no plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of the registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

         Item 5 of the Amended Schedule 13D is amended to reflect that, as a result of the rescission and cancellation of the September 2004 Note and the November 2004 Option as set forth in paragraph (2) of Item 4, the Reporting Person does not beneficially own any securities of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Amended Schedule 13D is hereby supplemented to reflect the following:

         (1) The information contained in Item 4 is incorporated herein by reference.

         (2) Provided that Reporting Person and Thomas have exercised their warrants, including the January Warrant, the Reporting Person and Thomas have a right of first refusal with respect to future sales by the Issuer of its equity securities or securities convertible into or exercisable for equity securities, where issuance of those securities would result in dilution of Reporting Person's and Thomas' combined equity position to less than 24.9% of the common stock of the Issuer on a Fully-Diluted basis. Each time the Issuer proposes to offer any shares of, or securities convertible into or exercisable for any shares of, any class of the Issuer's equity securities which would reduce Reporting Person's and Thomas' combined equity position to below 24.9% (the "New Shares"), the Issuer shall first make an offer to Reporting Person and Thomas of such portion of the New Shares which would maintain Reporting Person's and Thomas' combined equity position at a minimum of 24.9% (the "Pro Rata Share"). The closing of the sale of the Pro Rata Share shall occur simultaneously with the sale of the New Shares to other investors, and the Pro Rata Share shall be priced equal to the lowest price paid by any of the other investors, including any who may be purchasing New Shares by virtue of similar pre-emptive or other purchase rights.


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CUSIP No. 45821T 10 8             SCHEDULE 13D                       Page 5 of 7


         (3) The Reporting Person and Thomas have a purchase right with respect to future issuances by the Issuer of any of its securities to Anil V. Shah, M.D. or Orange County Physicians Investment Network, or affiliates of either of them (collectively, "OC-PIN Group"), where the issuance of such additional shares of common stock would result in the OC-PIN Group having been issued, in the aggregate, more than 187,240,000 shares of the Issuer's common stock on a Fully-Diluted basis (as adjusted for any stock splits, dividends, combinations or the like). Upon satisfaction of these conditions, Reporting Person and Thomas shall have the right to acquire, for a period of 90 days following notification by the Issuer to Reporting Person and Thomas that the pre-emptive right is triggered (which notice shall be given within 10 business days of such trigger), the same securities, and at the same price, as the member of the OC-PIN Group purchasing the Issuer's securities, in an amount that represents the same proportion as Reporting Person's and Thomas' combined holdings of the Issuer's common stock on a Fully-Diluted basis bears to the OC-PIN Group's combined holdings of the Issuer's common stock on a Fully-Diluted basis immediately prior to the issuance in question.

         (4) The rights set forth in paragraphs (2) and (3) of this Item 6 are not applicable to the issuance or sale of (i) securities issued pursuant to stock splits, stock dividends, or similar transactions; (ii) shares of common stock issued to employees, consultants, officers or directors of the Issuer pursuant to stock option plans or restricted stock plans or agreements approved by the Issuer's Board of Directors; (iii) securities issued to financial institutions or lessors in connection with commercial credit arrangements, equipment financings, commercial property lease transactions, or similar transactions approved by the Board of Directors and not for the purpose of raising capital, (iv) shares of common stock issued in an underwritten public offering; or (v) securities issued in connection with bona fide acquisition transactions approved by the Board of Directors.

         (5) The rights set forth in paragraphs (2) and (3) of this Item 6 terminate and cease to have effect upon the earlier of (i) the closing of an acquisition of the Issuer to an unrelated third party or (ii) the later of three and one-half (3 1/2) years from the date of this Agreement or the termination of any similar pre-emptive rights granted to OC-PIN or its affiliates.

         (6) The Reporting Person has piggyback registration rights with regard to any shares of common stock of the Issuer issued pursuant to the January Warrant. The Reporting Person has agreed to the "lock-up" of the subject shares upon the Issuer's request in connection with any underwritten public offering of the Issuer's securities, provided that all officers, directors and other holders of common stock of the Issuer enter into similar "lock-up" arrangements.

         (7) The Reporting Person has the right to freely assign his interests under the Amended Rescission Agreement without the consent of the Issuer, but may not assign his obligations under the Amended Rescission Agreement without the consent of the Issuer.

         (8) The descriptions above of certain provisions of the Amended Rescission Agreement and other documents are qualified in their entirety by reference to the Amended Rescission Agreement and other documents, which are included as exhibits hereto.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Amended Schedule 13D is hereby amended and restated to read in its entirety as follows:

Exhibit       Description
-------       -----------

99.1 Secured Convertible Note Purchase Agreement dated as of September 28, 2004 by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on October 5, 2004)

CUSIP No. 45821T 10 8             SCHEDULE 13D                       Page 6 of 7


99.2 Form of Secured Convertible Promissory Note in the original face amount of $500,000, dated September 28, 2004, made by the Issuer in favor of the Reporting Person (incorporated by reference to Exhibit A that is attached to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on October 5, 2004)

99.3 Form of Security Agreement dated as of September 28, 2004, made by the Issuer in favor of the Reporting Person (incorporated by reference to Exhibit B that is attached to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on October 5, 2004)

99.4 Form of Secured Promissory Note in the original face amount of $10,000,000, dated September 28, 2004, made by the Issuer in favor of the Reporting Person (incorporated by reference to Exhibit E that is attached to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on October 5, 2004)

99.5 First Amendment to Secured Convertible Note Purchase Agreement dated as of November 16, 2004 by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on November 22, 2004)

99.6 Option Agreement dated as of November 16, 2004 by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit D that is attached to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on November 22, 2004)

99.7 Stock Option Agreement dated as of November 16, 2004 by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit I that is attached to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on November 22, 2004)

99.8 Purchase Option Agreement dated as of November 16, 2004 by and between the Issuer and Shah (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on November 22, 2004)

99.9 Rescission, Restructuring and Assignment Agreement, dated as of January 27, 2005, by and among Issuer, Reporting Person, William E. Thomas, Anil V. Shaw, M.D., and Orange County Physicians Investment Network, LLC (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on February 2, 2005)

99.10 Form of Stock Purchase Warrant dated as of January 27, 2005, by and between Issuer and Reporting Person (incorporated by reference to Exhibit B-1 that is attached to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on February 2, 2005)

99.11 Payment Agreement dated as of January 31, 2005, by and among Issuer, Reporting Person, Anil V. Shaw, M.D., and Orange County Physicians Investment Network, LLC.

CUSIP No. 45821T 10 8             SCHEDULE 13D                       Page 7 of 7

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      March 9, 2005
                                            ------------------------------------
                                                         (Date)

                                            /s/ Kali P. Chaudhuri, an individual
                                            ------------------------------------
                                                       (Signature)